Issuer Free Writing Prospectus dated October 27, 2015

Filed Pursuant to Rule 433

Registration No. 333-200452

(Relating to the Preliminary Prospectus Supplement dated October 26, 2015 and the Prospectus dated December 8, 2014)

50,000 Shares of Series N-1 Preferred Stock

Issuer:	CTI BioPharma Corp.

Symbol:	CTIC

Shares offered:	50,000 shares of Series N-1 Preferred Stock (convertible into 40.0 million shares of common stock at the initial conversion price)

Price per share to the public:	$1,000

Initial conversion price:	$1.25

Total public offering price:	$50,000,000

Pricing date:	October 27, 2015

Closing date:	On or about October 30, 2015

CUSIP:	12648L 403

Conversion:

Except to the extent limited by the beneficial ownership limitation described below, each share of Series N-1 Preferred Stock can be converted at the holder’s option at any time after issuance into the number of shares of common stock determined by dividing the aggregate stated value of the Series N-1 Preferred Stock of $1,000 per share to be converted by the conversion price then in effect,

In addition, on the first to occur of:

i.	the 30th day after the original issuance date of the Series N-1 Preferred Stock,

ii.	the date on which 5,000 or less shares of Series N-1 Preferred Stock remain outstanding, or

iii.	the adoption by our board of directors of a resolution that it intends to adopt an amendment to our articles of incorporation without shareholder approval to effect a reverse stock split with respect to our common stock in order to achieve compliance with the listing rules of The NASDAQ Capital Market or for other good faith business reasons (in each case, an “Automatic Conversion Date”), all outstanding shares of Series N-1 Preferred Stock, except to the extent limited by the beneficial ownership limitation described below, shall automatically convert into the number of shares of our common stock determined by dividing the aggregate stated value of the Series N-1
Preferred Stock being converted by the conversion price then in effect.

Notwithstanding the beneficial ownership limitation described below, any shares of Series N-1
Preferred Stock that were not converted into shares of our common stock on or prior to the
Automatic Conversion Date shall automatically convert into shares of our common stock on the earlier of (i) the date on which the conversion of such shares of Series N-1 Preferred Stock would no longer result in beneficial ownership of more than 14.99% of our common stock then outstanding by the particular holder and its affiliates and (ii) the 91st day after the original issuance date of the Series N-1 Preferred Stock.

Beneficial ownership limitation:	No shares of Series N-1 Preferred Stock shall be convertible by a holder to the extent such conversion would result in the holder and its affiliates beneficially owning more than 14.99% of our common stock then outstanding,

Underwriters:	Piper Jaffray & Co. is acting as sole book-running manager for the offering. Ladenburg Thalmann & Co. Inc. is acting as lead manager and National Securities Corporation is acting as co-manager for this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus upon request by calling toll-free (800) 747-3924. Any investor purchasing securities in this offering is exclusively responsible for any disclosure obligations it may have as a result of such purchasing pursuant to Italian law.